[JUST LIKE HOME LETTERHEAD]

January 29, 1997

Thomas D. Twedt
Branch Chief
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549

Re: Just Like Home, Inc. - Registration Statement Filed April 17, 1996 File No. 333-3732 Via Edgar

Dear Mr. Twedt:

On April 17, 1996, Just Like Home, Inc. (the "Company") filed a registration statement with the Securities and Exchange Commission on Form SB-2 for the purpose of registering securities under the Securities Act of 1933, as amended.

Subsequent to the filing of the registration statement, the Underwriter decided not to proceed with the offering under the terms and conditions set forth in the registration statement. Consequently, it is respectfully requested that the subject registration statement be withdrawn at this time, without prejudice. Please be advised that none of the securities covered by the registration statement have been sold.

Sincerely,


JUST LIKE HOME, INC.


By: /s/ Elizabeth A. Conrad
   -------------------------
   Elizabeth A. Conrad
   Agent-in-Service


EAC:tew